Exhibit 99.1

Ossen Innovation Pre-Announces Full Year 2019 Financial Results

SHANGHAI, March 23, 2019 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that preliminary revenues, gross profit and net income attributable to Ossen Innovation for the full year 2019 are expected to be $138.9 million, $22.4 million and $10.9 million, compared to $136.1 million, $20.5 million and $10.4 million for the same period of last year.

The expected increase in revenue is primarily due to an increase in sales of rare earth coated PC wires and PC strands and other products, partially offset by a decrease in sales of plain surface PC strands. Gross margins in 2019 are expected to show a 102-basis points improvement, primarily due to the improvement of the profitability of rare earth coated products in 2019. The increase in net income attributable to Ossen Innovation in 2019 compared to 2018 was primarily due to the increase in the 2019 revenues.

The information set forth herein represents our preliminary estimated unaudited financial data for the year ended December 31, 2019, which is subject to revision based upon the completion of our year-end financial closing process and external audit of our results of operations for the same period. We are still in the process of completing our financial statements for the respective period. Therefore, it is possible that adjustments to the data presented herein will be made.

Update on COVID-19

Due to the ongoing COVID-19 pandemic, Ossen Innovation’s factories in Jiujiang and Ma’anshan were temporarily closed after the Chinese New Year until the second week of March 2020. As of March 23, 2020, the factories are fully operational.

Outlook

Since December 2019, the National Development and Reform Commission has approved numerous infrastructure construction projects, amounting to approximately RMB270 billion, focusing on high speed rail, transportation infrastructure aiming at fostering communication and the mobility of people between cities and rural areas, in particular, in the Western region, the Guangdong Province, Shandong Province, Hebei Province and Fujian Province.

Due to the travel and work restrictions in order to curb the widespread of COVID-19 in China since the end of January 2020, many cities in China were under lockdown. As a result, production and sales orders were delayed. Restrictions on the movement of people and goods currently remain in place in certain regions, requiring us to adapt certain of our sales and delivery processes. This may affect our overall financial performance in 2020, although we cannot quantify the overall impact at this time. As the Company’s business is closely connected with the infrastructure investment in China, the Company envisages that the government directives and policies would present new opportunities to the Company. In 2020, the Company intends to continue to expand its prestressed product business. With the anticipated completion of the construction of new production facility in Jiujiang, Jiangxi Province in 2020, it is expected the Company’s business scale could be further increased, subject to any future developments relating to COVID-19 and its aftermath.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks relating to the ongoing COVID-19 pandemic and the risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GIC IR
Phone: +1-347-393-4230
Email: info@goldenir.com